PEAK FINTECH GROUP INC

CERTIFICATE OF OFFICER

TO:Autorité des marchés financiers
 British Columbia Securities Commission
 Alberta Securities Commission
 Ontario Securities Commission

RE:Abridgement of time periods prescribed by National Instrument 54-101 - Communication with Beneficial Owners of Securities of reporting Issuer (the "Instrument") for the special meeting of shareholders of Peak Fintech Group Inc. (the "Corporation") to be held on October 27, 2021 (the "Meeting")

The undersigned, Jean Landreville, Chief Financial Officer of the Corporation, hereby certifies pursuant to Section 2.20 of the Instrument that the Corporation has arranged to have (a) proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set out in sections 2.9 and 2.12; and (b) carried out all applicable requirements of the Instrument in addition to those described above in clause (a). The Corporation is relying on Section 2.20 of the Instrument in abridging the times prescribed in subsections 2.2(1) and 2.5(1) of the Instrument.

DATED this 6th day of October, 2021.

(s) Jean Landreville
Jean Landreville
Chief Financial Officer